Exhibit (q)

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

(VARIABLE COMP LIFE)

Description of Issuance, Transfer and Redemption Procedures for Variable Life Insurance Contracts Pursuant to Rule 6e-2(b)(12)(ii) and Method of Computing the Adjustment in Payments and Cash Values for Conversions Pursuant to Rule 6e-2(b)(13)(v)(B).

INTRODUCTION

1. Rule 6e-2(b)(12) under the Investment Company Act provides exemption from Sections 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. Rule 6e-2(b)(13)(v) provides exemption from Section 27(f) of the Act for variable life insurance policies which, among other conditions, provide for the right to convert the policies to fixed benefit life insurance within twenty-four months after the policies are issued. Both Rules refer to materials which must be included in the separate account’s filing with the Commission pursuant to paragraph (b)(3)(ii) of Rules 6e-2.

2. Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under Rule 6e-2.” Therefore a separate account with registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-2(b)(12)(ii) and 6e-2(b)(13)(v) as exhibits to its registration statement filed under the Act. The purpose of this memorandum is to fulfill this requirement with respect to the Variable Whole Life Policy with Additional Protection (hereinafter referred to as “Variable Comp Life” or “VCL” or “Policy”), offered in connection with Northwestern Mutual Variable Life Account (“Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern”).

RULE 6e-2(b)(12)(ii)

3. Rule 6e-2(b)(12)(ii) provides exemptions from the sections and rule cited above to the extent “necessary for compliance with . . . Rule 6e-2 or with insurance laws and regulations and established administrative procedures of the life insurer with respect to issuance, transfer and redemption procedures for variable life insurance contracts funded by the separate account including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract. . . . The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of the state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A. Premium Rate Structure and Insurance Underwriting Standards

4. Premiums for the Policies, like premiums for Northwestern’s established series of conventional, fixed benefit life insurance policies, will depend on the age, sex and insurance risk classification of the proposed insured, as well as the amount of insurance being purchased. Thus the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

5. The premiums for a Policy will be set forth in the Policy itself. Premiums for Policies at illustrative ages and amounts are included in the prospectus. The prospectus illustrations, like those in the prospectuses for variable life insurance policies offered by Northwestern’s competitors, are based on premium rates for the best risk classification of nonsmokers, which Northwestern refers to as Premier NT and Preferred NT. It is expected that about 80% of applicants for the Policies will qualify for premiums offered to nonsmokers in the Premier NT and Preferred NT classifications. Smaller percentages will qualify only for one of several classifications less favorable than Premier NT and Preferred NT, and will pay higher premiums.

6. For the best risk classification of nonsmokers (Premier NT and Preferred NT) and the best risk classifications of smokers (Premier T and Preferred T), premiums are based on the 1980 Commissioner’s Standard Ordinary Smoker and Nonsmoker Mortality Tables. For other risk classifications, premiums are based on the 1980 Commissioner’s Standard Ordinary Mortality Table. The 1980 CSO Tables are used notwithstanding the reference to the 1958 Commissioner’s Standard Ordinary Mortality Table in the definition of “sales load” in Rule 6e-2(c)(4). Use of 1980 CSO Tables is required by state law in Wisconsin, Northwestern’s domiciliary state, and in other states. The cost of insurance is lower under the 1980 CSO Tables reflecting improvements in longevity since the 1958 CSO Table was developed. Use of the 1980 CSO Table is permitted for contracts filed under Rule 6e-3(T).

7. As a mutual life insurance company organized in Wisconsin, Northwestern is also required to offer its insurance contracts as participating policies which share equitably in Northwestern’s divisible surplus. The Policies accordingly have been designed on a participating basis. It is anticipated, based on Northwestern’s current experience with other life insurance policies, that dividends will be paid on the Policies. Dividends provide the mechanism whereby the insurance company’s policyholders share in the company’s experience. Since the pricing assumptions which underlie life insurance policies can be quite conservative, actual experience as it emerges is often more favorable than what was assumed. The greater part of dividends paid under Northwestern’s fixed benefit policies arises from investment rates of return which are greater than the assumed rates of 2% to 5.5% on the policies presently outstanding. This investment aspect of dividends does not relate to the Policies because the design of a variable life insurance policy provides a direct mechanism for reflection of investment results. The other factors for dividends, including the dividends for fixed benefit policies, are the mortality and expense results. While these provide less than one-half of the dividend amounts for fixed benefit policies, they will be the entire source of the dividends paid on the Policies.

8. Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchases of, insurance products which are priced

[1]	Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B. Procedures for Placing a Policy in Effect

9. When a proposed insured applies for a Policy, Northwestern will begin the same process of risk evaluation which takes place when an application for a fixed benefit insurance policy is received. Several days or weeks may elapse from the date of the application until this underwriting procedure is completed and, if insurability is established, the Policy is issued and delivered to the owner. However, when the Policy is issued, the insurance coverage and investment experience relate back to the Policy Date. If the insured dies in the interim, after at least one month’s premium has been paid, Northwestern pays the death benefit to the beneficiary unless it is determined that the application would have been rejected.

10. If the applicant for insurance pays at least one month’s premium when the application is submitted, the Policy Date will be the date when Northwestern received the latest of (1) the premium amount, (2) the application and (3) medical evidence of insurability.

11. If the application is submitted without any premium, the underwriting procedure will be carried out and the Policy will be issued and delivered in due course. In that case the Policy Date will be 7 days after the date on which the application is finally approved and the Policy is issued, provided that the Policy is in fact delivered within 30 days after the approval date and the premium is paid at that time. If more than 30 days elapse, the Policy Date will be the date when the premium is paid.

12. For life insurance purposes, one’s age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 11 months if backdating results in a lower insurance age and if backdating is permitted by applicable state insurance law.

13. Upon request, the Policy Date may be a future date. In that case, term insurance is available for the interim period, to the extent permitted by applicable state insurance law.

14. In any case, the Policy Date is the date as of which investment experience begins. For all purposes under the Policies, the Account values for any date are determined as of the close of business on that date, or whenever the assets of the Account are next valued. Assets of the Account consist entirely of shares of Northwestern Mutual Series Fund, Inc., The Russell Investment Funds, or the Fidelity Variable Insurance Products Fund III (collectively, the “Funds”) and shares of each series of the Funds are valued daily as of the close of trading on the New York Stock Exchange.

15. The suicide and incontestability periods under a Policy will run from the Issue Date. The Issue Date will not necessarily coincide with the Policy Date, for the reasons indicated above.

C. Premium Processing

16. The Policies are structured as annual premium contracts, even though semiannual, quarterly and monthly premium frequencies will be available. The net annual premium, after the deductions described in the prospectus, will be placed in the Account as of the Policy Date or on the Policy anniversary each year. The Policy anniversary will be the anniversary of the Policy Date. The amount of any dividend will be paid annually as of the Policy anniversary, and placed in the Account on that date, unless the Policy owner has elected to use the dividend other than to either increase Policy Value or purchase variable paid-up additional insurance.

17. Since the net annual premium is placed in the Account as of the Policy Date and on each Policy anniversary, regardless of the premium frequency elected and regardless of the timeliness of premium payments, so long as the Policy does not lapse, the actual date on which a scheduled premium is received will not affect the Policy’s investment experience. Northwestern will transfer the net annual premium amount from its general account to the Account as of the Policy Date and as of each Policy anniversary. Receipt of a scheduled premium by Northwestern represents a transaction between the Policy owner and Northwestern’s general account.

18. Unscheduled additional premiums may be paid at any time prior to the Policy anniversary nearest to the insured’s 85th birthday, subject to our administrative practices, which may include evidence of insurability and MEC-limit review. Any unscheduled premiums, less the deduction described in the prospectus, will be placed in the Account as of the date received by a Network Office or by Northwestern in its Home Office.

19. Transactions between the Account and the general account of Northwestern will be effected as of the dates determined in accordance with the terms of the Policies but the transactions will not in all cases be physically processed on those dates. For example, as described above, the Policy Date will often not be determined until several days or weeks after that date, but the first annual premium will nevertheless be placed in the Account as of that date when it is subsequently determined. Similarly, as described below, the death of an insured will mark the date on which the Policy ceases to participate in the Account, with interest being paid on Policy proceeds from that date until the Policy is settled, but several days may elapse before Northwestern received notification. Because of the timing discrepancies the total assets of the Account will not always exactly match the sum of the interests in the Account represented by all of the Policies outstanding. An accounting routine will be established to reconcile these amounts at least once each year, as of December 31, and the amount of assets in the Account will be adjusted as required.

20. The sum of premiums paid more frequently than annually is greater than the amount of the annual premium, reflecting the additional administrative costs of processing more premiums and the time value of money at 8% interest.

TRANSFER PROCEDURES

21. The Account consists of twenty-four divisions, corresponding to the twenty-four Portfolios of the Funds. All assets of each division are invested in shares of the corresponding

Fund Portfolio. Anytime following the initial allocation date, the Policy owner may direct that accumulated amounts under the Policy be transferred from one division to another. The Policy provides for up to 12 transfers in a Policy year. The Policy also reserves the right to charge an administrative fee for transfers. The amount of the fee will not exceed $25. Transfers will be effected as of the date when a written request is received at Northwestern’s Home Office.

22. To deter short term and excessive trading, Northwestern has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions including the prohibition of more than twelve transfers among divisions under a single Policy during a Policy year. Further, an investor who is identified as having made a transfer in and out of the same division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after the third such round trip transfer until the next Policy anniversary date, and sent a letter informing him or her of the restriction. Thereafter, the same investor will be similarly restricted after the second such round trip transfer. An investor who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a division will be sent a warning letter after the first such round trip transfer and will be restricted from making additional transfers until the next Policy anniversary date after the second such round trip transfer. Thereafter, the same investor will be similarly restricted after the first such round trip transfer. These limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, interest sweeps, or to initial allocations or changes in allocations.

These policies and procedures may change from time to time in Northwestern’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern to provide transaction information to the Fund.

Northwestern intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of Policy Owners.

23. In order to minimize the investment risk to Northwestern during the period when the Policy owner has the right to return the Policy for a full refund of premiums paid, premiums placed into the Account prior to the initial allocation date are placed in the Money Market Division of the Account. The initial allocation date is described in the prospectus and identified in the Policy. The initial allocation date is the latest of the Policy date, 45 days after the date of the completed application or 32 days after the application is approved by Northwestern. On the initial allocation date amounts in the Money Market division of the Account are transferred to other divisions based on the instructions in the application for the Policy.

24. The Policy owner may initiate a transfer by written request. In certain circumstances, telephone authorization or internet initiated transactions via the NMFN.com secured internet site may be available.

REDEMPTION PROCEDURES

A. Surrender for Cash Value

25. The owner of a Policy may surrender it for the cash value of the Policy at any time upon written request satisfactory to the Company during the lifetime of the insured. Northwestern will affix a date and time stamp when the request is received at its Home Office. This will enable Northwestern Mutual to pay a Net Surrender Value based on the next computed value after a request is received.

26. Surrenders from the Separate Account will generally be paid within seven days of receipt of the written request.

27. When a surrender of a Policy is effected, Northwestern will pay the cash value out of its general assets. An amount equal to the interest of the Policy in the Account will be transferred from the Account to Northwestern’s general account as of the effective date of the surrender.

28. By administrative practice, Northwestern will permit the owner of a Policy to surrender a part of the Policy. Calculations will be performed as if the Policy were split into two Policies, and one of them were surrendered. The Policy which continues in force must meet the regular minimum size requirements.

29. A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. The withdrawal may not be greater than the smaller of (1) the Excess Amount less the surrender charge or (2) an amount which would reduce the maximum loan value to less than any outstanding Policy loan. The minimum amount for withdrawals is $250 and no more than four withdrawals may be made in a Policy year. The Policy reserves the right to charge an administrative fee of up to $25 per withdrawal. No fee is presently charged.

30. Withdrawals will be made upon written request at the Northwestern’s Home Office. The maximum allowable withdrawal will be determined by reference to computations as of the close of business on the day the request is received. The check for the amount withdrawn will be mailed from the Home Office. Withdrawals from the Separate Account will generally be paid within seven days of receipt of the written request.

When a surrender or withdrawal written request is completed, the Policy owner can elect to have the proceeds sent via check, direct deposit to a specified bank account, or wire transfer. We presently charge a $25 fee for wire transfer requests.

B. Payment of Death Benefit

31. Northwestern will pay the death benefit to the beneficiary or other payee in accordance with the terms of the Policy following receipt at its Home Office of proof of the death of the insured. Payment of the death benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met.

32. The death benefit for a Policy on any date when premiums have been timely paid will be equal to the sum of (1) the minimum guaranteed death benefit of the Policy, (2) any Additional Protection, (3) any Excess Amount, (4) any variable benefit paid-up additions, and (5) the amount of any dividend accumulations and any dividend at death, less the amount of any Policy loan outstanding. The death benefit is adjusted to reflect any premium due if the insured dies during the grace period. The death benefit will not be less than the amount of insurance calculated by applying the Policy Value as a net single premium at the insured’s attained age plus any variable paid-up additional insurance and any dividend accumulations and dividend at death, less the amount of any Policy loan outstanding.

33. Northwestern will pay the death benefit for a Policy out of its general assets. The amount payable will include interest from the date of death. An amount equal to the interest of the Policy in the Account as of the date of death will be transferred from the Account to Northwestern’s general account.

C. Lapse and Reinstatement

34. The Policy provides a grace period of 31 days2 for payment of any premium not paid when due. If the premium is paid during the grace period, the policy values will not be affected by the delay in paying the premium. If the insured dies during the grace period, the death proceeds will be reduced by the amount of the unpaid premium as described in the description of the death benefit above.

35. If a periodic premium is not paid within the grace period, the policy will lapse. If the cash value on the last day of the grace period is at least $1,000, the lapsed policy will continue in force as fixed benefit paid-up insurance. The amount of paid-up insurance will be determined by applying the amount of cash value, determined as of the last day of the grace period, as a net single premium at the attained age of the insured. If the cash value is less than $1,000 on the last day of the grace period, the Policy will be treated as surrendered.

36. In lieu of fixed benefit paid-up insurance the owner of a lapsed Policy may elect a variable benefit paid-up insurance if the Policy has a cash value of at least $5,000 on the last day of the grace period. As of the due date of the unpaid premium, the Policy Value is set equal to the cash value (including the value of any existing paid-up additions) plus the amount of any Policy loan outstanding. Any existing variable paid-up additional insurance is set at zero. The Policy loan then remains outstanding. The amount of variable paid-up additional insurance, at any time, is determined by applying its cash value plus the amount of any Policy loan as a net single premium at the attained age of the insured.

[2]

In administering the Policies Northwestern intends to use a 66-day period, instead of 31 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when Policy owners attempt to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern’s fixed benefit insurance policies and will be administered consistently. It does not appear in the prospectus for the Policies because its purpose would be defeated if Policy owners know that the extra time would be allowed. When the 66 days have transpired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 31 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the Policy does lapse upon the expiration of the grace period and the death benefit is determined accordingly if the insured dies thereafter regardless of whether the internal procedures have been implemented prior to the date of death.

37. When a Policy lapses and fixed benefit paid-up insurance goes into effect, the Policy ceases to have any interest in the Account. An amount equal to the interest of the Policy in the Account, determined as of the last day of the grace period, will be transferred from the Account to Northwestern’s general account as of the due date of the unpaid premium.

38. A lapsed Policy may be reinstated while the insured is alive within three years (longer if required by state law) after the premium due date. While Policy Owners have no right to reinstatement after surrender, Northwestern may, in its sole discretion, permit such reinstatements. Reinstatement is conditional upon evidence of insurability and payment of the greater of (a) all unpaid minimum premiums plus interest at 5%, or (2) 110% of the increase in cash value which results from reinstatement plus unpaid premiums, with interest at 5%, for any optional riders attached to the Policy. Reinstatement will be effected as of the date when the request is received or any future date requested, and investment experience in the Account will continue from that date. Northwestern will calculate the cash amount required upon request. Following reinstatement, the Policy will have the cash value, death benefit and loan value which it would have had if the Policy has not lapsed and if a 4% rate of investment earnings were credited for the period from the due date of the overdue premium to the date of reinstatement. The cash amount required to reinstate a Policy will be paid into Northwestern’s general account and the amount required for the Policy’s separate account reserve will be placed in the Account as of the reinstatement date. Any Policy loan outstanding, with interest thereon, must be either repaid or reinstated.

D. Policy Loans and Loan Repayments

39. The Policies provide that the owner may borrow from Northwestern using the Policy as collateral security. The maximum loan value is 90% of the cash value of the Policy. If a Policy loan is already outstanding, these limitations are applied to the amount of cash value which the Policy would have if there were no loan.

40. The Policy provides that loans will be made upon written request. In certain circumstances, telephone requests may be available. Northwestern also intends to honor requests made at the offices of its agents in accordance with procedures presently in place for fixed benefit policies. In that case the request will be transmitted to the Home Office for processing. In any event, the check for the loan proceeds will be mailed from the Home Office, usually the next business day after the request is received. The date of the loan will be the date on which the check for the loan proceeds is issued. The maximum loan value of the Policy will be determined by reference to computations at the close of business the preceding day after the request for the loan was submitted but before processing took place and interest will accrue on the loan from the date of the check. When a written loan request is completed by the Policy owner, the Policy owner can elect to have the proceeds sent via check, direct deposit to a specified bank account, or wire transfer. We presently charge a $25 fee for wire transfer requests.

41. The owner of a Policy may elect an automatic premium loan feature whereby the loan value of the Policy will be available to pay any overdue premium. The feature may be elected or revoked at any time by written request.

42. Interest on a Policy loan accrues and is payable on a daily basis. Unpaid interest is added to the principal. The Policy will terminate if the cash value of the Policy falls to zero, but written notice will be mailed to the owner of the Policy at least 31 days before the termination date. The notice will state the amount which must be repaid to keep the Policy in force.

43. The owner of the Policy may choose between two Policy loan interest rates. One is a fixed rate of 5% and the other is a variable rate based on a corporate bond index with an annual adjustment and minimum of 5%. The choice of rates is made on the application form and may be changed as of January 1 any year upon written request.

44. When a Policy loan is effected, the loan amount is taken from the divisions of the Account in proportion to the amounts in the divisions. The amounts withdrawn from the Account are credited with an earnings rate equal to the Policy loan interest rate in effect less an amount for expenses, including taxes. The amount deducted for expenses is disclosed in the prospectus. This earnings rate is in lieu of the investment experience of the Account. The amounts of any loan repayments will be transferred from Northwestern’s general account to the divisions of the Account, in proportion to the amounts in the divisions, and will thereafter participate in the Account’s investment experience.

E. Optional Payment Plans

45. The Policies describe several fixed benefit installment payment plans, including fixed annuities with life contingencies, pursuant to which death proceeds or the cash value of a surrendered Policy may be paid at the option of the owner or beneficiary. The Policy sets forth the terms and limitations for each plan, defines the persons who are entitled to make the selections and receive benefits, and refers to procedural rules.

METHOD OF COMPUTING ADJUSTMENT

UPON EXCHANGE OF POLICY

46. In accordance with Rule 6e-2(b)(13)(v), the Policy provides that the owner may exchange the Policy for a conventional whole life insurance policy with benefits that do not vary with the investment experience of a separate account. The fixed benefit policy will be issued by Northwestern, will be on the life of the same insured, and will have the same initial guaranteed death benefit, Policy Date and issue age as the Policy being exchanged. The premiums and cash values for the new policy will be the same as those for fixed benefit policies issued by Northwestern on the Issue Date of the Policy. The exchange must be made within twenty-four months after the Issue Date. No evidence of insurability is required.

47. The exchange will be subject to an equitable cash adjustment, as required by the Rule. The amount of cash adjustment will be equal to the difference between the premiums on the Policy and the premiums on the new policy for the period from the Policy Date to the date of the exchange, plus or minus the amount by which actual net investment results for the Policy differ from the results which would have been produced if actual investment results had coincided with: (1) for the current policy year, the interest rate used in the calculation of dividends on the new policy, and (2) for any prior year, the interest rate used in the construction of the new policy.

48. The effective date of the exchange will be the date when Northwestern received the Policy Change request form and any amount due for the cash adjustment.

49. Internal Revenue Code Section 1035 allows for a tax free exchange of one insurance contract for another. If the Northwestern Mutual policy has existing debt and gain in the contract resulting in a taxable event, the processor will review the absolute assignment and accompanying paperwork to confirm acknowledgment of the loan and that it should be carried over to the new policy. If such acknowledgment is not included, the request will be considered not in good order and returned to the requestor.

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